UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

December 31, 2012 and 2011

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris Davis Chan & Tan LLP

Charlotte, North Carolina

June 24, 2013

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value (Notes 2, 5 and 6)
Money market funds	$24,868,141	$7,915,702
Mutual funds	4,766,077,522	3,142,899,362
Collective investment funds	889,598,749	408,393,589
Common stock	775,435,290	220,504,940

Total non-Master Trust investments	6,455,979,702	3,779,713,593
Plan interest in the Stable Value Master Trust (Notes 5 and 6)	436,462,397	257,315,137

Total investments	6,892,442,099	4,037,028,730
Non-interest bearing cash	417,488	2,394,409
Accrued interest and dividends receivable	343	287
Employer contribution receivable	142,059,078	—
Participant notes receivable (Notes 1 and 2)	93,656,296	89,402,407
Other receivable	84,132	—

Total assets	7,128,659,436	4,128,825,833
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(18,860,262)	(9,354,916)

Net assets available for benefits	$7,109,799,174	$4,119,470,917

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets available for benefits attributed to:
Investment income
Net appreciation in fair value of investments (Note 7)	$668,181,608
Investment income from mutual funds	87,388,973
Interest and dividends	1,677,629

Total non-Master Trust investment income	757,248,210
Plan interest in the Stable Value Master Trust investment income	7,437,153

Total investment income	764,685,363

Contributions (Note 1)
Employees	301,168,992
Employer	233,726,105

Total contributions	534,895,097

Interest income on participant notes receivable	3,104,428

Other income	551

Total additions	1,302,685,439

Deductions from net assets available for benefits attributed to:
Benefits paid to plan participants	441,714,373
Other expenses	903

Total deductions	441,715,276

Net increase before transfers	860,970,163
Transfer from Merrill Lynch &Co., Inc. Retirement Accumulation Plan (Note 1)	2,129,358,094

Net increase	2,990,328,257
Net assets available for benefits
Beginning of year	4,119,470,917

End of year	$7,109,799,174

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions. The Plan includes the Savings and Investment Plan (SIP), Vocon and Deferred Profit Sharing (DPS) Accounts.

Plan Sponsor

Merrill Lynch & Co., Inc. (the Company) is the Plan Sponsor.

Plan Administrator

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of Bank of America Corporation (the Corporation) has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Plan Trustee

Through November 30, 2011, Bank of America, N.A. (BANA) and State Street Bank and Trust Company were Co-Trustees of the Plan. Effective December 1, 2011, BANA became the sole trustee (the Trustee) of the Plan.

Plan Merger

Effective December 7, 2012, the Merrill Lynch & Co., Inc. Retirement Accumulation Plan (RAP) was merged into the Plan. Total assets transferred to the Plan as of December 7, 2012 were $2,129,358,094.

SIP Account

General

The Plan is a defined contribution plan for employees of the Company and participating subsidiaries. The portion of the Plan invested in Bank of America Corporation common stock (BAC common stock) is designated an Employee Stock Ownership Plan (ESOP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2010, the Plan was closed to new participants, with certain exceptions. Eligible Company employees newly hired on or after January 1, 2010 participate in The Bank of America 401(k) Plan with certain exceptions.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

SIP Account (Continued)

Pre-tax Contributions

Each participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 25% of such participant’s eligible compensation (as defined in the Plan document) for each pay period. In accordance with federal law, 2012 annual pre-tax contributions were limited to $17,000 for participants who are below age 50. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan can make an additional catch up contribution to the Plan through payroll deductions up to a maximum of $5,500 in 2012. A participant can elect to change the rate at which his/her contribution is determined at any time during the year. If an employee makes both pre-tax contributions and Roth after-tax contributions (described below), these percentage and dollar contribution limits apply to these types of contributions in the aggregate.

Roth 401(k) Contributions

Employees are eligible to contribute on an after-tax basis through payroll deductions from 1% to 25% of eligible compensation as Roth 401(k) deductions. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan can make an additional Roth catch up contribution to the Plan through payroll deductions up to a maximum of $5,500 in 2012. Provided requirements are met, withdrawals of contributions and any earnings are tax free. A participant’s combined pre-tax and Roth 401(k) contributions cannot exceed the maximum annual amount allowed by law.

After Tax Contributions

A participant may elect to contribute up to 25% of his/her eligible compensation in traditional (non-Roth) after-tax dollars up to an annual maximum of $10,000.

Employer Contributions

Beginning July 1, 2012, Company matching contributions increased to 100% of the first 5% (4% prior to July 1, 2012) of the participant’s eligible compensation contributed to the Plan as pre-tax and/or Roth 401(k) contributions for employees with at least 1 year of service. Annual company-match maximum contributions of $2,000 or $3,000 as defined in the Plan document were eliminated beginning July 1, 2012.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

SIP Account (Continued)

Employer Contributions (Continued)

Beginning July 1, 2012, the Company added an annual company contribution equal to 2% or 3% of the participant’s eligible compensation (from July 1, 2012 through December 31, 2012 for plan year 2012, and from January 1 through December 31 for plan years thereafter) based on the participant’s years of vesting service.

Employer contributions include forfeitures and additional contributions which are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Company was $233,726,105 for 2012.

Withdrawals

Withdrawals during employment are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. A non-hardship withdrawal is available under certain circumstances, depending on the participant’s age, length of Plan participation, and/or type of account or sub-account involved. Before age 70  1/2, a non-hardship withdrawal is paid in cash, except that active participants who are at least age 59  1/2 may elect to withdraw all, but not less than all, of their vested account balances held in BAC common stock. After age 70  1/2 other payment options are available for a non-hardship withdrawal. The payment options for non-hardship withdrawals, to the extent permitted by Plan provisions, are generally as follows: lump-sum distributions of cash and/or securities, and transfer to an individual retirement account or other brokerage account.

Payment of Benefits

Distributions of account balances may occur upon a participant’s retirement, death, disability or other termination of employment. A participant, or a beneficiary, may receive distributions under one of several options. The options are as follows: lump-sum distribution of cash and/or securities, transfer to an individual retirement account or other brokerage account, the purchase of an annuity or, in the event of a Disability, a participant may receive a distribution in the form of a single lump sum in accordance with procedures approved by the Committee. All amounts allocated to participants who elected to withdraw from the Plan as of December 31, 2012 and 2011 were paid prior to year end.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

SIP Account (Continued)

Vesting of Benefits

Participants are always 100% vested in contributions to the Plan made from their eligible compensation and in amounts rolled over from a former employer’s qualified retirement plan or transfer from another plan, and in each case, the earnings thereon. Participants become vested in company matching contributions and earnings thereon based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested. Participants become 100% vested in company matching contributions when they attain age 65 or terminate employment as a result of death. Participants are 100% vested in the dividends paid on BAC common stock held in their account regardless of their years of service. Effective July 1, 2012, all active employees’ unvested company matching contributions as of June 30, 2012 were fully vested. Inactive participants continue to follow the vesting schedule above.

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (except in the event of retirement, severance, divestiture or death) based on the participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirement.

Forfeitures

As of December 31, 2012 and 2011, the forfeited nonvested account totaled $1,145,963 and $137,886, respectively. This account will be used to reduce future employer contributions.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, employer matching contributions, annual company contributions and investment earnings and charged with the allocation of investment losses and withdrawals.

Participant Notes Receivable

Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of two outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published in the Wall Street Journal on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of 50% of the participant’s vested account balance

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

SIP Account (Continued)

Participant Notes Receivable (Continued)

reduced by any outstanding loan balance, or $50,000 reduced by the highest outstanding balance of loans under the Plan and under any tax-qualified plans maintained by affiliates during the 12 month period ending on the day before the loan was made. Interest rates ranged from 3.25% to 9.75% for loans held by the Plan as of December 31, 2012 and 2011.

Vocon and DPS Accounts

General

The Vocon Accounts were established for participants who made voluntary, non-deductible contributions to the Pension Plan for Employees of Merrill Lynch & Co., Inc. and Affiliates, which terminated in 1988, and represent the amounts transferred to the Plan from the terminated Pension Plan with respect to such contributions. The DPS Accounts were established for participants with amounts transferred to the Plan from the Deferred Profit Sharing Plan for Employees of Merrill Lynch, Pierce, Fenner and Smith, Inc. and Affiliates (MLPF&S). Employer contributions to that plan were suspended as of December 1973.

Participant Accounts

Participants can direct the investment of their accounts among any of the investment alternatives offered by the Plan. Each participant’s account is credited with investment earnings, and charged with the allocation of investment losses and withdrawals.

Vesting

Participants are 100% vested in the Vocon and DPS Accounts.

Payment of Benefits

Distributions from the Plan are allowed due to death, retirement, in-service withdrawal, or termination. All amounts allocated to participants who elected to withdraw from the Plan as of December 31, 2012 and 2011 were paid prior to year end.

Investment Alternatives

The Plan provides participants with a total of 31 investment alternatives as of December 31, 2012. Investment alternatives include 14 mutual funds, 15 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

In August 2011, the BlackRock International Fund completed its acquisition of the BlackRock International Value Fund through a reorganization. Upon closing of the reorganization, the name of the BlackRock International Value Fund was changed to BlackRock International Fund.

Also in August 2011, Wells Fargo Funds Management, LLC completed a series of fund mergers. As a result, the Wells Fargo Advantage Mid Cap Growth Fund merged into the Wells Fargo Advantage Enterprise Fund.

Beginning March 26, 2012, the following changes were made to the Plan’s investment alternatives:

•

The American Funds Growth Fund of America, Artisan Small Cap Fund, Bank of America, N.A. Core Bond Enhanced Index Trust Tier 3, Bank of America, N.A. Equity Index Trust III, Bank of America, N.A. International Index Tier 3, Bank of America, N.A. Small Cap Index Tier 3, BlackRock Balanced Capital Fund, BlackRock Basic Value Fund, BlackRock Capital Appreciation Institutional Fund, BlackRock Equity Dividend Fund, BlackRock Global Dynamic Equity Fund, BlackRock Global Small Cap Fund, BlackRock International Fund, BlackRock Large Cap Core Fund, BlackRock Large Cap Growth Fund, BlackRock Large Cap Value Fund, BlackRock Small Cap Growth II Fund, BlackRock Total Return Portfolio Fund, BlackRock Value Opportunities Fund, Columbia Mid Cap Value Fund, Columbia Small Cap Value Fund, Dodge & Cox Balanced Fund, Eaton Vance Collective Trust Tier III Fund, Harbor Mid Cap Growth Fund, Mainstay High Yield Corporate Bond Fund and the Wells Fargo Advantage Enterprise Fund were removed as investment alternatives.

•

The Batterymarch U.S. Small Cap Fund, BlackRock Capital Appreciation Collective Fund, BlackRock Equity Dividend Collective Fund, Dodge & Cox Stock Fund, MFS International Growth Fund, PIMCO All Asset Fund, Pyramis Small/Mid Cap Core Fund, SSgA Real Asset Fund, T. Rowe Price Institutional Large Cap Growth Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Total International Stock Index Fund and the Western Asset Core Bond Fund were added as investment alternatives.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

2.	Summary of Significant Accounting Policies

Accounting Pronouncement Adopted

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to converge U.S. GAAP and International Financial Reporting Standards on fair value measurements and disclosures. The amended guidance changes several aspects of the fair value measurement guidance in FASB Accounting Standards Codification (ASC) 820, Fair Value Measurement, including information about valuation techniques and unobservable inputs used in level 3 fair value measurements and a narrative description of the sensitivity of level 3 measurements to changes in unobservable inputs. The amended guidance must be applied prospectively and is effective beginning after December 15, 2011. Plan management’s adoption of ASU 2011-04 had no significant impact on the Plan’s financial statements.

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Interest in the Stable Value Master Trust). As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which was codified in ASC 962-205-45, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the adjustment of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

Plan Expenses

Plan expenses, to the extent not paid by the Plan, are paid by the Company. Certain expenses are borne by participants based on their investment selections.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

3.	Concentrations of Investment Risk

Investments as of December 31, 2012 and 2011 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2012	2011
Bank of America Corporation Common Stock	$775,435,290	$220,504,940
Bank of America , N.A. Equity Index Trust III	*	209,239,958
BlackRock Basic Value Fund	*	272,408,104
BlackRock FFI Premier Institutional Fund	679,863,671	333,234,824
BlackRock Global Allocation Fund	1,270,292,075	725,449,709
Dodge & Cox Stock Fund	551,025,229	**
PIMCO Total Return Fund	455,187,515	***
Plan interest in the Stable Value Master Trust at contract value	417,602,135	247,960,221
Vanguard Institutional Index Fund	412,947,917	**

* Not an investment alternative at year end. ** Investment alternative became effective during 2012. *** Investment alternative was below 5% of the Plan’s net assets at year end.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Stable Value Master Trust (Master Trust). The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of Plan, The Bank of America 401(k) Plan, The Bank of America 401(k) Plan for Legacy Companies, the Transferred Savings Account Plan, and the RAP (collectively known as Participating Plans). Effective December 7, 2012, the RAP ceased participation after merging into the Plan. The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, The Dreyfus Corporation, a unit of BNY Mellon. Each Participating Plan owns an undivided interest in the Master Trust.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Interest in the Stable Value Master Trust (Continued)

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The fair market values of the investment contracts reported in aggregate for the Master Trust was $3,851,520,263 and $3,816,553,556 as of December 31, 2012 and 2011, respectively. The Plan had an undivided interest of 11.33% and 6.74% in the following assets of the Master Trust as of December 31, 2012 and 2011, respectively:

	2012
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market funds	$363,423,931	$363,423,931	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	149,717,546	152,223,031	(62,684)	(2,442,801)
Constant duration synthetic guaranteed investment contracts	2,705,441,296	2,852,140,139	1,183,148	(147,881,991)
Guaranteed investment contracts	466,517,757	482,612,698	—	(16,094,941)

	3,685,100,530	3,850,399,799	1,120,464	(166,419,733)
Accrued expenses	(250,614)	(250,614)	—	—

Total Master Trust net assets	$3,684,849,916	$3,850,149,185	$1,120,464	$(166,419,733)

Plan interest in the Stable Value Master Trust	$417,602,135	$436,335,415	$126,982	$(18,860,262)

	2011
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market funds	$305,620,021	$305,620,021	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	403,323,444	407,928,023	34,715	(4,639,294)
Constant duration synthetic guaranteed investment contracts	2,425,532,468	2,544,807,522	2,486,885	(121,761,939)
Guaranteed investment contracts	489,865,691	500,874,932	(242,136)	(10,767,105)
Collective investment funds	53,466,740	55,043,594	—	(1,576,854)

	3,677,808,364	3,814,274,092	2,279,464	(138,745,192)
Accrued expenses	(245,903)	(245,903)	—	—

Total Master Trust net assets	$3,677,562,461	$3,814,028,189	$2,279,464	$(138,745,192)

Plan interest in the Stable Value Master Trust	$247,960,221	$257,161,444	$153,693	$(9,354,916)

For the year ended December 31, 2012, the Master Trust earned $96,072,595 in interest income. The average yield and crediting interest rates for such investments were 2.41% and 2.56%, respectively for 2012. The average yield credited to participants was 2.38% for 2012.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Interest in the Stable Value Master Trust (Continued)

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) and corresponding valuation methodologies:

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Fair values of traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by Interactive Data Services, a third party vendor BNY Mellon has engaged to provide fixed income prices on a monthly basis.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value benefit responsive payments will be

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Interest in the Stable Value Master Trust (Continued)

Constant Duration Synthetic Guaranteed Investment Contracts (Continued)

made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers BNY Mellon or its clients have engaged to provide investment services.

In the absence of an actively traded market, discounted cash flows are only an estimate of the contract’s economic value. These values are not a useful value for participant statement purposes nor are they representative of the value that may be received from those contracts in either a participant disbursement or an early termination of the contract.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

6.	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Money market funds are valued at cost, which approximates fair value.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

6.	Fair Value Measurements (Continued)

•

Collective investment funds are stated at fair values as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

•	Common stocks are valued at the closing price reported on the active market on which the securities are traded.

•

Investment contracts held in the Master Trust are comprised of separate account GICs, general fixed maturity synthetic GICs, constant duration synthetic GICs and traditional GICs. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Interest in the Stable Value Master Trust).

There have been no changes in the methodologies used as of December 31, 2012 and 2011.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$363,423,931	$—	$—	$363,423,931
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	152,223,031	—	152,223,031
Constant duration synthetic guaranteed investment contracts	—	2,852,140,139	—	2,852,140,139
Guaranteed investment contracts	—	482,612,698	—	482,612,698
Wrap contracts	—	—	1,120,464	1,120,464

Total Master Trust investments	$363,423,931	$3,486,975,868	$1,120,464	$3,851,520,263

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

6.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Money market funds	$305,620,021	$—	$—	$305,620,021
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	407,928,023	—	407,928,023
Constant duration synthetic guaranteed investment contracts	—	2,544,807,522	—	2,544,807,522
Guaranteed investment contracts	—	500,874,932	—	500,874,932
Collective investment funds	—	55,043,594	—	55,043,594
Wrap contracts	—	—	2,279,464	2,279,464

Total Master Trust investments	$305,620,021	$3,508,654,071	$2,279,464	$3,816,553,556

The following table sets forth the summary of changes in the fair value of the Master Trust’s level 3 investments for the year ended December 31, 2012:

Wrap Contracts
Balance, beginning of year	$2,279,464
Net depreciation	(1,159,000)

Balance, end of year	$1,120,464

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

6.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$24,868,141	$—	$—	$24,868,141
Mutual funds
Balanced	1,574,597,858	—	—	1,574,597,858
Domestic large cap equity	1,287,030,848	—	—	1,287,030,848
Domestic mid cap equity	90,146,186	—	—	90,146,186
Domestic small cap equity	235,817,468	—	—	235,817,468
Fixed income	632,230,910	—	—	632,230,910
International developed equity	266,390,581	—	—	266,390,581
Money market	—	679,863,671	—	679,863,671
Collective investment funds
Balanced	—	47,957,951	—	47,957,951
Domestic large cap equity	—	460,566,963	—	460,566,963
Domestic small cap equity	—	265,020,920	—	265,020,920
International developed equity	—	116,052,915	—	116,052,915
Common stock	775,435,290	—	—	775,435,290

Total non-Master Trust investments	$4,886,517,282	$1,569,462,420	$—	$6,455,979,702

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

6.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Money market funds	$7,915,702	$—	$—	$7,915,702
Mutual funds
Balanced	898,491,182	—	—	898,491,182
Domestic large cap equity	887,720,261	—	—	887,720,261
Domestic mid cap equity	140,814,332	—	—	140,814,332
Domestic small cap equity	189,047,007	—	—	189,047,007
Fixed income	371,428,769	—	—	371,428,769
Global equity	158,349,108	—	—	158,349,108
International developed equity	163,813,879	—	—	163,813,879
Money market	—	333,234,824	—	333,234,824
Collective investment funds
Balanced	—	9,300,307	—	9,300,307
Domestic large cap equity	—	244,519,309	—	244,519,309
Domestic small cap equity	—	27,608,109	—	27,608,109
Fixed income	—	49,666,286	—	49,666,286
International developed equity	—	77,299,578	—	77,299,578
Common stock	220,504,940	—	—	220,504,940

Total non-Master Trust investments	$3,038,085,180	$741,628,413	$—	$3,779,713,593

Transfers Between Levels

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2012.

7.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows for the year ended December 31, 2012:

Mutual funds	$328,428,219
Collective investment funds	64,991,032
Common stock	274,762,357

Net appreciation in fair value of investments	$668,181,608

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

8.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and no further allocations shall be made.

9.	Related Party Transactions

Certain investment alternatives offered under the Plan are managed by Merrill Lynch Investment Managers, L.P., an affiliate of the Company. Consequently, parties-in-interest may nominally participate in certain transactions involving Plan assets.

Retirement Services, a division of MLPF&S, a subsidiary of the Company, and BANA perform administrative services for the Plan. Employees of these affiliates may also be participants in the Plan. Certain other administrative functions are performed by employees of the Corporation who may also be participants in the Plan. No such employee receives compensation from the Plan. Fees paid by the Plan for investment management services are depicted in the mutual fund prospectus in the designated investment alternatives and were included as a reduction of the return earned on such fund.

As of December 31, 2012 and 2011, the Plan held investments in BAC common stock totaling $775,435,290 and $220,504,940, respectively. The Plan earned dividends of $1,677,120 on BAC common stock held during the year ended December 31, 2012.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$7,109,799,174	$4,119,470,917
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	18,860,262	9,354,916

Net assets available for benefits per Form 5500	$7,128,659,436	$4,128,825,833

The following is a reconciliation of total income per the financial statements to the Form 5500:

Year Ended December 31, 2012
Total additions per the financial statements	$1,302,685,439
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	18,860,262
Beginning of year	(9,354,916)

Total income per Form 5500	$1,312,190,785

11.	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated July 22, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. In January of 2010, the Plan Sponsor filed for an updated determination letter. The application is currently pending review by the IRS.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

11.	Federal Income Tax Status (Continued)

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the Trustee, until the participating employee’s account is distributed.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

12.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•	Effective January 1, 2013, the following changes were made to features of the Plan:

•	The Plan provides for participants to contribute 1% – 50% of plan-eligible compensation (combined pretax and Roth 401(k)).

•	Participants may no longer elect after-tax contributions (non-Roth) contributions.

•	Effective January 1, 2013, management of the Master Trust transitioned from The Dreyfus Corporation to Standish Mellon Asset Management Company LLC.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

EIN 13-2740599 Plan No. 008

Schedule H, Line 4i- Schedule of Assets

December 31, 2012

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	( e ) Current Value
	Money market funds
	BLACKROCK	BIF MONEY FUND	2,275,442	$2,275,442
	BLACKROCK	RETIREMENT RESERVES CLASS I	22,592,699	22,592,699

	Total money market funds			24,868,141

	Mutual funds
	BLACKROCK	FFI PREMIER INSTITUTIONAL FUND	679,863,671	679,863,671
	BLACKROCK	GLOBAL ALLOCATION FUND CL I SHARES	64,059,106	1,270,292,075
	DODGE & COX	STOCK FUND	4,520,305	551,025,229
	LEGG MASON	BATTERYMARCH US SMALL CAP EQUITY PORTFOLIO INSTITUTIONAL FUND	21,674,400	235,817,468
	PIMCO	ALL ASSET FUND INSTITUTIONAL CLASS SHARES	24,189,649	304,305,783
	PIMCO	TOTAL RETURN FUND INSTITUTIONAL CLASS SHARES	40,497,110	455,187,515
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	17,111,107	323,057,702
	TEMPLETON	FOREIGN EQUITY SERIES	6,546,096	128,303,474
	VANGUARD	EXTENDED MARKET INDEX FUND INSTITUTIONAL PLUS SHARES	796,485	90,146,186
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	6,832,203	79,390,200
	VANGUARD	INSTITUTIONAL INDEX FUND INSTITUTIONAL PLUS SHARES	3,163,625	412,947,917
	VANGUARD	TOTAL BOND MARKET INDEX FUND IPL	7,662,261	84,974,480
	VANGUARD	TOTAL INTERNATIONAL STOCK INDEX FUND INSTITUTIONAL PLUS SHARES	1,378,252	138,087,107
	WESTERN ASSET	CORE BOND PORTFOLIO FUND INSTITUTIONAL CLASS I SHARES	1,024,129	12,678,715

	Total mutual funds			4,766,077,522

	Collective investment funds
	BLACKROCK	CAPITAL APPRECIATION FUND	19,041,560	189,463,525
	BLACKROCK	EQUITY DIVIDEND FUND	25,967,762	271,103,438
	BLACKROCK	LIFEPATH INDEX 2015 FUND Q CLASS	307,434	3,636,939
	BLACKROCK	LIFEPATH INDEX 2020 FUND Q CLASS	333,422	3,867,695
	BLACKROCK	LIFEPATH INDEX 2025 FUND Q CLASS	622,828	7,094,014
	BLACKROCK	LIFEPATH INDEX 2030 FUND Q CLASS	542,042	6,076,287
	BLACKROCK	LIFEPATH INDEX 2035 FUND Q CLASS	497,114	5,473,225
	BLACKROCK	LIFEPATH INDEX 2040 FUND Q CLASS	211,732	2,290,946
	BLACKROCK	LIFEPATH INDEX 2045 FUND Q CLASS	243,911	2,597,650
	BLACKROCK	LIFEPATH INDEX 2050 FUND Q CLASS	81,300	865,036
	BLACKROCK	LIFEPATH INDEX 2055 FUND Q CLASS	148,416	1,648,898
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND Q CLASS	152,017	1,889,570
	MFS	INTERNATIONAL GROWTH FUND	11,052,659	116,052,915
	PYRAMIS	SMALL/MID CORE FUND	25,144,300	265,020,920
	SSGA	REAL ASSET FUND	1,051,553	12,517,691

	Total collective investment funds			889,598,749

	Common stock
*	BANK OF AMERICA CORPORATION	COMMON STOCK	66,790,292	775,435,290

	Total common stock			775,435,290

	Total non-Master Trust investments			$6,455,979,702

*	Participant loans	INTEREST RATES RANGING FROM 3.25% TO 9.75%		$93,656,296

*Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Date: June 27, 2013	/s/ DICK HO
Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris Davis Chan & Tan LLP, Independent Registered Public Accounting Firm.